Filed by NTL Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
of the Securities and Exchange Act of 1934

Subject Company: NTL Incorporated
Commission File No.: 000-22616

Text for voicemail message to ntl associates

ntl voicemail text

Hi this is Simon Duffy, CEO of ntl. I want to tell you that I am sending you an email that will include some legal disclosures and I encourage you to read it.

Today we’ve announced the important news that ntl and Telewest have agreed a framework to combine the two businesses. ntl has agreed to buy the Telewest business and create a single company able to compete on more equal terms with the likes of BT and Sky.

The combined company will offer broadband, TV and telephony services to over 12.5 million homes and provide consistent products and services for business and wholesale customers across the UK. It’s an opportunity to bring together all the franchises and operations that were created so many years ago.

The agreement is subject to approval from our shareholders and there are important legal and regulatory steps that have to be worked through before the deal is closed. That could take several months and, until then, we are still separate companies. It’s business as usual for all of us and you don’t need to do anything differently at all.

It’s business as usual for our customers as well. There is no change to their services, contracts, prices or payment processes. So if you’re asked about today’s announcement by customers, the simple message is, they won’t see any change at all for now.

I know you’ll have questions about what this news will mean for you in practical terms. Over the next few months we’ll have a team of people from both companies planning in detail how we’ll bring the businesses together after the deal is closed.

But that could be quite a long way off yet, which means it could be some time before we can answer a lot of your questions. I know that will unfortunately mean a period of uncertainty. But we’ll keep you updated as and when decisions are made and we have information that we can share.

There is more information available about this announcement on the company intranet, via the on line un:ltd news page. You’ll find a full set of questions and answers for associates, and information to help answer questions from customers. We’ll also be sending out a print magazine within the next week that contains the same basic information.

This agreement is a great opportunity to draw on the experience and expertise from two very successful businesses. But remember, until the deal is closed, nothing changes. We’re still two separate companies. And it’s business as usual for you and for our customers.

I hope you’ve found this message helpful.